Exhibit 99.1

MEDIROM to Launch New Treasury Strategy Utilizing Cryptocurrency

Aimed at incentivize large-scale vital data collection

Tokyo, Japan – October 29, 2025: MEDIROM Healthcare Technologies Inc., (Headquarters: Minato-ku, Tokyo; President and CEO: Kouji Eguchi; listed on the Nasdaq Stock Market under the ticker symbol NASDAQ: MRM; hereinafter “the Company”) hereby announces the launch of a new treasury strategy utilizing cryptocurrency. As part of this strategy, the Board of Directors has resolved to hold Worldcoin (WLD), a Proof of Human authentication protocol, as a reserve asset, aiming to diversify business activities and mitigate financial risks.

As of October 28, 2025, our group holds 6,840 WLD. These held WLD are intended for use through our product, the MOTHER Bracelet, a smart tracker requiring no charging. Specifically, we plan to distribute WLD as an incentive to users with specific medical conditions when they provide vital data using the MOTHER Bracelet. This incentive program aims to collect vital data from a larger patient population.

As mentioned earlier, this matter was formally approved at our extraordinary board meeting held today, Japan time. We will continue to actively explore the potential for business activities and financial strategies utilizing cryptocurrency, conducting risk analysis at each board meeting before implementation.

◼︎Treasury Strategy Objectives

・Explore new business growth opportunities leveraging digital assets

・Utilize as incentives for large-scale vital data collection

・Risk hedging through diversification of held assets

◼︎Composition of Reserve Assets

・Hold WLD as part of reserve assets, assuming a certain level of cash and deposit liquidity is maintained

・Hold Ethereum (ETH) as a secondary asset

We will continue to promote asset management utilizing crypto assets while ensuring transparency in our treasury strategy. We will disclose information regarding the status of held assets, investment policies, risks, etc., as necessary and in a timely manner.

◼︎MEDIROM Healthcare Technologies Inc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web: https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

• MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

• changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;

• MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

• the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;

• MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

• MEDIROM’s ability to raise additional capital on acceptable terms or at all;

• MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;

• changes in consumer preferences and MEDIROM’s competitive environment;

• MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and

• the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.